SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

UNION DRILLING, INC.
(Name of Subject Company)

UNION DRILLING, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

90653P105
(CUSIP Number of Class of Securities)

David Goldberg
Senior Vice President, General Counsel
and Corporate Secretary
4055 International Plaza, Suite 610
Fort Worth, Texas 76109

(817) 735-8793

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
John A. Bick
William H. Aaronson
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) by Union Drilling, Inc., a Delaware corporation (the “Company” or “Union Drilling”), on October 5, 2012. The Statement relates to the tender offer by Fastball Acquisition Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Sidewinder Drilling Inc. (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $6.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2012, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on October 5, 2012.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8.             ADDITIONAL INFORMATION.

Item 8, “Additional Information,” is hereby amended and supplemented by adding the following to the end thereof:

“The depositary for the Offer has advised Parent and Purchaser that, as of 12:00 Midnight, New York City time, at the end of the day on Friday, November 2, 2012, an aggregate of 16,405,502 Shares had been tendered into, and not withdrawn from, the Offer, including 176,042 Shares tendered through notices of guaranteed delivery. The Shares tendered represent approximately 76.67% of the outstanding Shares. All Shares validly tendered in the Offer (other than Shares tendered through notices of guaranteed delivery) have been accepted for payment, and Purchaser expects to pay promptly for all such Shares. Shares validly tendered in satisfaction of notices of guaranteed delivery will also be accepted for payment and Purchaser expects to pay promptly for all such Shares. These tendered Shares, when combined with the Support Agreement Shares to be contributed to Parent pursuant to the Support Agreements, represent approximately 91.78% of the outstanding Shares on a fully diluted basis.

Purchaser intends to effect a short-form merger as permitted by the DGCL on or about November 5, 2012, without the need for a meeting of the Company’s stockholders. In the Merger, each Share not tendered and accepted for payment in the Offer (other than those Shares held by (i) the Company as treasury stock, (ii) Parent or Purchaser or (iii) any holder of Shares who is entitled to and properly exercises appraisal rights under the DGCL), will be converted into the right to receive $6.50 in cash, without interest thereon and subject to applicable withholding taxes. As a result of the Merger, the Company will become a wholly-owned subsidiary of Parent, and the Shares will cease to be traded on the NASDAQ Global Select Market.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNION DRILLING, INC.

By:	/s/ David S. Goldberg
	Name:	David S. Goldberg
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Dated:	November 5, 2012